Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

July 23, 2019 - For Immediate Release

Great Panther Strengthens Team with Technical and Exploration Expertise

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) is pleased to report the appointments of Fernando Cornejo as Vice President of Projects & Technical Services and Marcelo Batelochi as Director of Exploration, Brazil.

Mr. Cornejo brings 20 years of mining industry experience in executive and senior leadership roles. Before joining Great Panther, he served as Vice President, Projects & Technical Services for Aura Minerals Inc. Prior to his role at Aura, he held senior leadership roles with Jacobs Engineering and the SGS Group in Canada, Peru and Mexico. He holds a master’s degree in Chemical Engineering from Ecole Polytechnique de Montréal, a bachelor’s degree in Chemical Engineering from Universidad Nacional de San Agustin Perú, a master certificate in project management from York University, and is a member of the Professional Engineers of Ontario. Fernando is fluent in English, Spanish and Portuguese.

Mr. Batelochi has 25 years of experience in geology and mineral exploration in Brazil, including twelve years with Rio Tinto, six years with Ferrous Resources, and four years with Vale. He has served as the Qualified Person on many mining projects in Latin America and has authored numerous NI 43-101 and JORC compliant technical reports. Marcelo holds a bachelor’s degree in geology from the School of Geology at UNESP (São Paulo State University), is a member of the Australasian Institute of Mining and Metallurgy, and has been qualified as a Chartered Professional of Geology and Mineral Resources (Competent Person AusIMM) since 1999. Mr. Batelochi was engaged as a consultant shortly after closing the Tucano acquisition and is transitioning to a permanent member of Great Panther’s team.

“I am excited to welcome Fernando and Marcelo to the Great Panther team,” stated James Bannantine, President & CEO. “Fernando’s strong technical expertise and operating experience will help us execute on numerous continuous improvement and optimization projects identified for the Tucano Gold Mine, while Marcelo will be instrumental in advancing our exploration efforts for the highly prospective Tucano property. Their addition to the Great Panther team strengthens our ability to unlock the tremendous potential of Tucano.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, the outcome of continuous improvement projects at the Tucano Gold Mine, the timing and results of exploration on the Tucano property, and statements with respect to the timing or ability to restart operations for Coricancha, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:      1 888 355 1766

Tel:             +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2